Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-144963, 333-171036, 333-174280, 333-195732, 333-212768, 333-217571 on Form S-8 of our reports dated February 25, 2019, relating to the consolidated financial statements and financial statement schedule of Monotype Imaging Holdings Inc. which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s change in method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC 606, Revenue from Contracts with Customers, and the effectiveness of Monotype Imaging Holding Inc’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of Monotype Imaging Holding Inc. for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

February 25, 2019